A-Mark Precious Metal, Inc.

2121 Rosecrans Avenue, Suite 6300

El Segundo, CA 90245

April 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: A-Mark Precious Metals, Inc.

Registration Statement on Form S-3

File No. 333-263935

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, A-Mark Precious Metals, Inc., a Delaware corporation, hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement on Form S-3 so that it will become effective at 9:00 AM Eastern Time on April 11, 2022, or as soon as practicable thereafter.

Very truly yours,

A-MARK PRECIOUS METALS, INC.

By: /s/ Carol Meltzer

Name: Carol Meltzer

Title: Executive Vice President, General Counsel and Secretary